Exhibit 99.1

LexinFintech Holdings Ltd. Announces Management and Board Changes

SHENZHEN, China, December 30, 2022 (GLOBE NEWSWIRE) -- LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online and offline consumption platform and a technology-driven service provider in China, today announced that Ms. Sunny Rui Sun has tendered her resignation as the chief financial officer (the “CFO”) and a director of the Company for personal reasons. Mr. Kris Qian Qiao has also tendered his resignation as the chief financing cooperation officer and a director of the Company for personal reasons. The resignations of Ms. Sun and Mr. Qiao are effective on December 30, 2022. Meanwhile, the board of directors of the Company (the “Board”) has appointed Mr. James Xigui Zheng as the CFO and a director of the Company, effective on January 1, 2023.

“On behalf of the Board and the company, I would like to express our sincere gratitude to Sunny and Kris for their dedication and valuable contributions to Lexin since they joined us, and we wish them all the best in their future endeavors,” said Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer. “Meanwhile, we look forward to having James as the CFO and a director, as we will benefit from his extensive experience in management positions, expertise in the industry, and invaluable insights in consumer finance in general. We are very happy to have James joining us and confident that the company will be able to drive continued sustainable development under the leadership of James.” Mr. Xiao continued.

Prior to joining us, Mr. James Xigui Zheng served as the chief financial officer of Lufax Holding Ltd (NYSE: LU) from December 2017 to May 2022. He has served as the chief financial officer of Shanghai Lufax Information Technology Co., Ltd. (formerly known as Shanghai Lujiazui International Financial Asset Exchange Co., Ltd.) from August 2014 to December 2017. Mr. Zheng served as a senior consultant at Accenture (formerly known as Andersen Consulting) from 1992 to 1994. From 1994 to 2000, Mr. Zheng held various positions at U S West Inc. MediaOne (now part of Comcast) and U S West Communications (now part of CenturyLink). Mr. Zheng joined eBay Inc. in May 2000 where he served various senior management positions, including chief financial officer and chief operation officer of eBay China from August 2003 to July 2005 and the chief operating officer of PayPal China from July 2005 to August 2007. Mr. Zheng served as the president of Beijing Kaituo Tianji Information Technology Limited Company from August 2007 to March 2010. He subsequently joined Shanghai Fosun Hi-tech (Group) Co., Ltd. where he was the deputy chief financial officer of the group from May 2010 to August 2012, the chief executive officer of JOY.CN from August 2012 to September 2013 and the managing director of Fosun Capital from September 2013 to August 2014. Mr. Zheng obtained his MBA degree from the University of Denver in June 1992. He is a certified public accountant in the State of Colorado.

About LexinFintech Holdings Ltd.

Lexin is a leading online and offline consumption platform and a technology-driven service provider in China. Established in 2013, the Company leverages its profound understanding of consumers in China and the valuable experience of partnering with hundreds of financial institutions over the years, as well as its advanced technological capabilities, to connect fast-growing new generation consumers and small and micro-enterprise owners with well-established national and regional funding partners.

For more information, please visit http://ir.lexin.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management in this announcement contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Echo Yan

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: echoyan@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.